

October 25, 2011

<u>Via E-mail</u>
James Dale
Chairman and Chief Executive Officer
Panache Beverage, Inc.
40W. 23rd Street, 2nd Floor
New York, NY 10001

      Re: **Panache Beverage, Inc.**
               Preliminary Information Statement on Schedule 14C
               Filed October 11, 2011
               File No. 000-52670

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your disclosure on page eight that you believe the present course of your business operations will need to be re-evaluated and that you anticipate changes to your business operations that may require you to issue new shares. Please clarify why you believe your current business operations will need to be re-evaluated and discuss what changes you anticipate making to your business operations. Also, disclose all plans, commitments, arrangements, understandings or agreements to issue any shares that will be made available pursuant to the proposed increase in authorized shares. Finally, given the disclosure in the Schedule 14C discussing anticipated changes to your business operations, please also provide an analysis as to why you believe you are not required to provide all of the information of Items 11, 13 and 14 of Schedule 14A in the Schedule 14C. Refer to Item 1 of Schedule 14C and Note A to Schedule 14A.

2. Please revise to provide disclosure relating to the potential for dilution that the proposed increase in the amount of authorized shares may have. You should address the impact on stock price, the significant dilution of voting rights and earnings per share. Please also disclose the possible anti-takeover effects of such action.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director